On Track Innovations Ltd.

Hatnufa 5, Yokneam Industrial Zone

Box 372, Yokneam 2069200, Israel

August 19, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	On Track Innovations Ltd.
Registration Statement on Form S-1
Filed August 12, 2020
File No. 333-244982

Ladies and Gentlemen:

On Track Innovations Ltd. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 21, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

ON TRACK INNOVATIONS LTD.

By:	/s/ Assaf Cohen
Assaf Cohen
Chief Financial Officer

cc:	Shy Baranov, Esq.
Howard E. Berkenblit, Esq.